Exhibit 99.6

NEWS RELEASE

Contact:	Deric Eubanks	Jordan Jennings	Joe Calabrese
	Chief Financial Officer	Investor Relations	Financial Relations Board
	(972) 490-9600	(972) 778-9487	(212) 827-3772

ASHFORD ANNOUNCES DEFINITIVE AGREEMENT

TO ACQUIRE REMINGTON’S HOTEL MANAGEMENT BUSINESS

Transaction Highlights:

•                  Consideration for the transaction will be a new series of convertible preferred stock

•                  Transaction is expected to be immediately accretive to adjusted net income per share

•                  Enhances strong alignment of management with the interests of shareholders through the issuance of voting convertible preferred equity

•                  Transaction will result in all Ashford-affiliated companies being publicly held

•                  Transaction rapidly builds operating scale and increases earnings potential

•                  High margin, low-capex business model

•                  Transaction will increase Ashford’s total enterprise value to approximately $600 million

DALLAS, June 3, 2019 - Ashford Inc. (NYSE American: AINC) (the “Company”) today announced that it has signed a definitive agreement to acquire the Hotel Management business of privately-held Remington Holdings, LP (“Remington”).  The transaction, which is expected to close sometime in the fourth quarter of 2019, is subject to approval by the Company’s stockholders, the receipt of an acceptable Private Letter Ruling (“PLR”) from the Internal Revenue Service, and customary closing conditions.

“The proposed acquisition of Remington’s high-margin Hotel Management business will immediately add scale, diversification and an enhanced competitive position for Ashford in the hospitality industry, while also expanding the breadth of services we offer to our advised REITs,” commented Monty J. Bennett, Ashford’s Chairman and Chief Executive Officer. “With deep industry experience and mutual exclusivity agreements in place with our advised REITs, we believe the acquisition of Remington’s Hotel Management business represents a compelling opportunity for Ashford to further diversify its earnings stream and, moving forward, the potential to expand business to other third-party clients.”

Remington is an independent hotel management company with over 40 years of experience in the hospitality business that is owned by Monty J. Bennett and Archie Bennett, Jr., the Company’s Chairman and Chief Executive Officer and his father, respectively. Providing top quality service in the area of hotel property management, Remington’s track record of success demonstrates a significant understanding of the hotel business in all phases of the economic cycle. Remington’s Hotel Management business currently provides comprehensive and cost-effective hotel management services for both Ashford Hospitality Trust, Inc. (NYSE: AHT) and Braemar Hotels & Resorts, Inc. (NYSE: BHR). Remington’s portfolio consists of almost 90 hotels with over 17,400 rooms of full-service and select-service properties representing over a dozen brands across 28 states as well as the District of Columbia.  In 2018, Remington Hotel Management had Adjusted EBITDA of approximately $23.4 million.  At this time, Remington’s Hotel Management business has very little third-party business outside of the Company’s advised REITs, which will be an area the Company will focus on growing going forward.

Under the terms of the agreement, Ashford will acquire Remington’s Hotel Management business for a purchase price of $275 million, payable by the issuance of $275 million of a new Series D Convertible Preferred Stock.  Based on 2018 financial results, the acquisition multiple equates to 11.8x Adjusted EBITDA, which compares to an average of 16.5x for recent comparable transactions.  In the previous transaction for Remington’s Project Management business, the sellers received $203 million of Series B Convertible Preferred Stock.  For this transaction involving Remington’s Hotel Management business, that $203 million of Series B Convertible Preferred Stock will be exchanged for $203 million of Series D Convertible Preferred Stock (such that, after the transactions, $478 million of Series D Convertible Preferred Stock, and no Series B Convertible Preferred Stock, will be outstanding).  The new Series D Convertible Preferred Stock will be convertible into shares of common stock at a price of $117.50 per share (a 164% premium to the closing price of Ashford’s common stock on May 31, 2019 of $44.52).  Dividends on the Series D Convertible Preferred Stock will be payable at an annual rate of 6.59% in the first year, 6.99% in the second year, and 7.28% in the third year and each year thereafter.  The Company believes the Series D Convertible Preferred Stock is attractively priced financing for this transaction.  The year one dividend on $275 million of the Series D Convertible Preferred Stock that will be issued in exchange for Remington’s Hotel Management business equates to $18.1 million.  When compared to the 2018 Adjusted EBITDA for Remington’s Hotel Management business of $23.4 million, the dividend is easily covered.  Voting rights of the Series D Convertible Preferred Stock will be on an as-converted basis, and the holders of the convertible preferred stock will have a voting limit of 40% of voting securities until August 8, 2023.

After the completion of this transaction, Ashford will add hotel property management to its growing list of hotel-related businesses, which already includes hotel asset management, Premier Project Management, J&S Audio Visual, OpenKey, Pure Wellness, RED Hospitality & Leisure, and Lismore Capital.  Now, when its advised REIT platforms acquire hotels, Ashford will have the exclusive right to provide all of these services to those hotels.  These services include hotel asset management, hotel property management, project management, design, architecture, procurement, purchasing, construction management, audio/visual services, debt placement, real estate brokerage, mobile roomkey services, hypoallergenic hotel rooms, and watersports activities and travel and transportation services.

The Company’s Board of Directors formed a special committee of independent and disinterested directors to analyze, negotiate, and recommend the transaction to Ashford’s Independent Directors.  Ashford’s Independent Directors have unanimously recommended approval of the acquisition by Ashford’s stockholders.

Ashford’s special committee was advised by Janney Montgomery Scott LLC as financial advisor, Norton Rose Fulbright US LLP acted as the special committee’s legal advisor for corporate matters, and Locke Lord LLP acted as the Company’s legal advisor for tax matters. Robert W. Baird & Co., Inc. acted as Remington’s financial advisor, and Baker Botts L.L.P. acted as Archie and Monty Bennett’s and Remington’s legal advisor.

Ashford provides global asset management, investment management and related services to the real estate and hospitality sectors.

Follow Chairman and CEO Monty Bennett on Twitter at www.twitter.com/MBennettAshford or @MBennettAshford.

Ashford has created an Ashford App for the hospitality REIT investor community.  The Ashford App is available for free download at Apple’s App Store and the Google Play Store by searching “Ashford.”

Ashford Inc.
Remington’s Hotel Management Business
Reconciliation of Net Income to Adjusted EBITDA (1)
(unaudited) ($000s)

Twelve Months Ended December 31,
2018
Net Income	17,827
Depreciation and amortization	225
EBITDA	18,052

Transaction and legal costs (2)	3,315
Severance and executive recruiting costs (2)	1,703
Non-cash deferred compensation plan expense	716
Reimbursed software costs	(77)
Owner related expenses	213
Proforma due diligence adjustments (3)	(558)
Adjusted EBITDA	23,364

(1)    All information in this table is based upon unaudited operating financial data provided by the seller. This data has not been audited or reviewed by the Company’s independent registered public accounting firm. The financial information presented could change.

(2)    One-time expenses primarily associated with the prior project management transaction & the departure of the former President.

(3)    Adjustments to reflect compensation expense for open positions and remove prior period true-ups for taxes, insurance and employee bonuses.

In connection with the transaction, Ashford will file with the Securities and Exchange Commission a registration statement on Form S-4 containing a proxy/prospectus. Additionally, Ashford files annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS OF ASHFORD ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ASHFORD WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ASHFORD AND THE TRANSACTION. The proxy/prospectus and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Ashford with the Securities and Exchange Commission, may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission at the Ashford’s website, www.ashfordinc.com, under the “Investors” link, or by requesting them in writing or by telephone from us at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254, Attn: Investor Relations or (972) 490-9600

Certain statements and assumptions in this press release contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties. When we use the words “will likely result,” “may,” “can,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside Ashford’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation:  general volatility of the capital markets and the market price of our common stock; changes in our business or investment strategy; availability, terms and deployment of capital; availability of qualified personnel; changes in our industry and the market in which we operate, interest rates or the general economy; the degree and nature of our competition; risks related to Ashford’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized. These and other risk factors are more fully discussed in Ashford’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this press release are only made as of the date of this press release. Investors should not place undue reliance on these forward-looking statements. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.